UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 29, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 29 July 2024 entitled ‘VODAFONE LAUNCHES CAPPED TENDER OFFERS’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF (A) ARTICLE 7(1) OF UK MAR IN SO FAR AS IT RELATES TO NOTES ISSUED BY VODAFONE (EACH AS DEFINED BELOW) AND (B) ARTICLE 7(1) OF MAR IN SO FAR AS IT RELATES TO NOTES ISSUED BY VIFD (EACH AS DEFINED HEREIN)

VODAFONE GROUP PUBLIC LIMITED COMPANY LAUNCHES CAPPED TENDER OFFERS FOR CERTAIN U.S. DOLLAR AND EURO DENOMINATED NOTES DUE 2028 TO 2031

(Newbury, Berkshire - England) - July 29, 2024 - Vodafone Group Plc ("Vodafone" or the "Company") announces the launch of its offers to purchase for cash in concurrent, but separate offers the outstanding notes of the series described in the table below (the "Notes") in three separate pools (each, a "Pool" and, together, the "Pools") with an aggregate principal amount for (i) the series of Notes within Pool 1 of up to €660,000,000, (ii) the series of Notes within Pool 2 of up to €400,000,000 and (iii) the Notes within Pool 3 of up to €290,000,000, and in the case of the Pool 1 Notes and Pool 2 Notes, based on the respective order of priority (each an "Acceptance Priority Level" and together, the "Acceptance Priority Levels"), as applicable, for such series within such Pool, as set forth in the table below. Each offer to purchase each series of Notes is referred to herein as an "Offer" and the offers to purchase the Notes as the "Offers." The Offers are subject to the terms of, and conditions set out in, the offer to purchase dated July 29, 2024 (the "Offer to Purchase"), including the Financing Condition (as defined herein)

Title of Security	Principal Amount Outstanding	CUSIP/ISIN /Common Code	Acceptance PriorityLevel	Early Tender Premium(2)	Reference Security	Bloomberg Reference Page/Screen	Fixed Spread(basis points)
Pool 1 Notes - Offers subject to the Pool 1 Maximum Tender Amount of €660,000,000(1)
4.375% Notes due May 2028 (the "2028 Notes")	$900,504,000	92857WBK5 / US92857WBK53 /N/A	1	$50	4.375% U.S. Treasury due July 15, 2027	FIT1	30
3.25% Notes due March 2029 with a First Par Call Date of December 2, 2028 (the "March 2029 Notes")(3)	€650,000,000	N/A /XS2560495462 /1256049546	2	€50	March 2029 Notes Interpolated Mid-Swap Rate	IRSB EU <GO>(5)	15
Pool 2 Notes - Offers subject to the Pool 2 Maximum Tender Amount of €400,000,000(1)
1.875% Notes due November 2029 (the "November 2029 Notes")	€750,000,000	N/A /XS1721422068 /172142206	1	€50	November 2029 Notes Interpolated Mid-Swap Rate	IRSB EU <GO>(5)	15
7.875% Notes due February 2030 (the "2030 Notes")(4)	$744,400,000(4)	92857TAH0 /US92857TAH05 /N/A	2	$50	4.25% U.S. Treasury due June 30, 2029	FIT1	55
Pool 3 Notes - Offers subject to the Pool 3 Maximum Tender Amount of €290,000,000(1)
1.60% Notes due July 2031 (the "2031 Notes")	€1,150,000,000	N/A /XS1463101680 /146310168	N/A	€50	2031 Notes Interpolated Mid-Swap Rate	IRSB EU <GO>(5)	30

Notes:
(1)         To determine whether the applicable Pool Maximum Tender Amount has been reached, where required, we will convert the applicable aggregate principal amount with respect to the Dollar Notes (as defined herein) validly tendered into Euro using a conversion rate of $1:€0.9204, which was the exchange rate as of 10:00 a.m. (New York City time) on July 26, 2024 as displayed on the BFIX screen on Bloomberg. Pool Maximum Tender Amounts represent the maximum aggregate principal amount that may be purchased among the relevant series of Notes within the relevant Pool. Pool Maximum Tender Amounts may be increased or decreased at the Company's sole and absolute discretion.

(2)         Per $1,000 or €1,000, as applicable, principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase. For the avoidance of doubt, the Early Tender Premium is already included within the Total Consideration (which, in the case of the Notes, will be calculated using the Fixed Spread over the relevant Reference Yield as described herein), and is not in addition to the Total Consideration.

(3)         Issued by Vodafone International Financing DAC ("VIFD"), an indirectly wholly owned subsidiary of the Company. The terms and conditions of the March 2029 Notes provide for an optional call at par (together with any Accrued Interest (as defined herein) up to (but excluding) the redemption date) at the VIFD's option on any date from (and including) December 2, 2028 ("First Par Call Date") to (but excluding) March 2, 2029.
(4)         Only the 2030 Notes issued pursuant to the CUSIP/ISIN shown are subject to the relevant Offer. The principal amount outstanding shows only amounts held under the relevant CUSIP/ISIN.
(5)         Pricing Source: BGN.

The Notes denominated in U.S. Dollars are referred to herein as "Dollar Notes," and the Notes denominated in Euro are referred to herein as "Euro Notes." Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Holders are advised to read carefully the Offer to Purchase for full details of, and information on the procedures for participating in, the Offers. All documentation relating to the Offers, including the Offer to Purchase, together with any updates, are available at the following website: https://deals.is.kroll.com/vodafone.

All Notes accepted in the Offers will be cancelled and retired by the Company.

Purpose of the Offers

The Offers and the issuance of the New Notes (as defined herein) are being undertaken to, among other things, proactively manage the Company's outstanding debt portfolio.

Financing Condition

VIFD, an indirect wholly owned subsidiary of the Company, has today, July 29, 2024, announced its intention to issue new euro-denominated notes to be wholly and unconditionally and irrevocably guaranteed by the Company (the "New Notes"). Whether the Company will accept for purchase any Notes validly tendered in the Offers and complete the Offers is subject, without limitation, to the successful completion (in the sole and absolute discretion of the Company) of the issue of the New Notes (the "Financing Condition").

Consideration for the Notes

Upon the terms and subject to the conditions set forth in the Offer to Purchase, including the Financing Condition, Holders of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase will receive the applicable Total Consideration. The Total Consideration payable for a series of Notes will be a price per $1,000 or €1,000 principal amount of such series of Notes that, as regards the Dollar Notes and the Euro Notes, shall be equal to an amount, calculated in accordance with the respective formulas described in Schedules A-1 or A-2 of the Offer to Purchase, as applicable, that would reflect, as of the Early Settlement Date, a yield to the maturity date or First Par Call Date, as applicable, of each series of Notes equal to the sum of (a) the Reference Yield of the applicable Reference Security, determined at the Price Determination Date plus (b) the applicable Fixed Spread, minus Accrued Interest. The Reference Yield will be calculated in accordance with standard market practice (rounded to 3 decimal points) and will correspond to:
●        for the Dollar Notes, the bid-side price of the applicable Reference Security as displayed on the applicable reference page/screen (the "Reference Page") set forth in table above; and
●        for the Euro Notes, the applicable Interpolated Mid-Swap Rate (as defined in the Offer to Purchase), each as of the Price Determination Date.

If the Dealer Managers determine that the relevant Reference Page is not operational or is displaying inaccurate information at that time, the bid-side price of the Reference Security or the applicable Interpolated Mid-Swap Rate, as applicable, determined at or around the Price Determination Date shall be determined by such other means as the Company, in consultation with the Dealer Managers, may consider to be appropriate under the circumstances.
For the avoidance of doubt, the Early Tender Premium is already included within the Total Consideration (which, in the case of all Notes, will be calculated using the Fixed Spread over the relevant Reference Yield), and is not in addition to the Total Consideration. Holders who validly tender their Notes after the Early Tender Time but at or prior to the Expiration Date, and whose Notes are accepted for purchase, will receive only the applicable Late Tender Offer Consideration, which is the applicable Total Consideration less the applicable Early Tender Premium.

In respect of each series of Notes except for the March 2029 Notes, the Total Consideration shall in all cases be calculated with reference to the maturity date of such series of Notes. With respect to the March 2029 Notes, if the sum of (i) the March 2029 Notes Interpolated Mid-Swap Rate to Par Call plus (ii) the Fixed Spread applicable to the March 2029 Notes, is less than the contractual annual rate of interest for the March 2029 Notes, then the Total Consideration shall be calculated with reference to the First Par Call Date of such Notes, assuming such series of Notes were repaid in full on the First Par Call Date and in such case the "March 2029 Notes Interpolated Mid-Swap Rate" shall be the March 2029 Notes Interpolated Mid-Swap Rate to Par Call. With respect to the March 2029 Notes, if the sum of (i) the March 2029 Notes Interpolated Mid-Swap Rate to Par Call plus (ii) the Fixed Spread applicable to the March 2029 Notes, is greater than or equal to the contractual annual rate of interest for the March 2029 Notes, then the Total Consideration shall be calculated with reference to the maturity date of such Notes and in such case the "March 2029 Notes Interpolated Mid-Swap Rate" shall be the March 2029 Notes Interpolated Mid-Swap Rate to Maturity.
Vodafone will issue a press release specifying the applicable consideration for each series of Notes as soon as reasonably practicable after the determination thereof by the Dealer Managers.

Accrued Interest

In addition to the applicable Total Consideration or applicable Late Tender Offer Consideration, each Holder whose Notes are tendered and accepted for purchase will receive accrued and unpaid interest on the principal amount of Notes from, and including, the most recent interest payment date prior to the applicable Settlement Date up to, but not including, the applicable Settlement Date, rounded to the nearest cent ("Accrued Interest"). Accrued Interest will be paid in cash. All Notes accepted in the Offers will be cancelled and retired by Vodafone.

Pool Maximum Tender Amount; Acceptance Priority Levels and Proration

The amount of each series of Notes in the relevant Pool that is purchased is subject to the relevant Pool Maximum Tender Amount. Tendered Pool 1 Notes with an aggregate principal amount of up to €660,000,000 will be accepted in Pool 1; tendered Pool 2 Notes with an aggregate principal amount of up to €400,000,000 will be accepted in Pool 2; and tendered Pool 3 Notes with an aggregate principal amount of up to €290,000,000 will be accepted in Pool 3. The Company reserves the right to increase or decrease any Pool Maximum Tender Amount. To determine whether the relevant Pool Maximum Tender Amount has been reached, the aggregate principal amount of the Dollar Notes validly tendered will be converted into Euro using a conversion rate of $1:€0.9204, which was the exchange rate as of 10:00 a.m. (New York City time) on July 26, 2024 as displayed on the BFIX screen on Bloomberg.

Subject to the Pool Maximum Tender Amounts, the Pool 1 Notes and Pool 2 Notes will be purchased in accordance with the Acceptance Priority Levels (in numerical priority order) set forth in the table above. With respect to the Pool 1 Notes, the 2028 Notes are designated as the first, or higher, Acceptance Priority Level and the March 2029 Notes are designated as the second, or lower, Acceptance Priority Level. With respect to the Pool 2 Notes, the November 2029 Notes are designated as the first, or higher, Acceptance Priority Level, and the 2030 Notes are designated as the second, or lower, Acceptance Priority Level.

Subject to the Pool Maximum Tender Amounts, all Pool 1 Notes and Pool 2 Notes tendered at or prior to the Early Tender Time having a higher Acceptance Priority Level within the relevant Pool will be accepted before any tendered Pool 1 Notes or Pool 2 Notes of a series within such Pool having a lower Acceptance Priority Level are accepted, and all Notes within such Pool tendered following the Early Tender Time but at or prior to the Expiration Date having a higher Acceptance Priority Level will be accepted before any Pool 1 Notes or Pool 2 Notes within such Pool tendered following the Early Tender Time having a lower Acceptance Priority Level are accepted in the relevant Offer. If the relevant Pool Maximum Tender Amount is not reached as of the Early Tender Time, Notes within a relevant Pool tendered at or prior to the Early Tender Time will be accepted for purchase in priority to Notes within such Pool tendered following the Early Tender Time even if such Notes tendered following the Early Tender Time have a higher Acceptance Priority Level than Notes within such Pool tendered at or prior to the Early Tender Time.

Notes of a series within a relevant Pool may be subject to proration if the aggregate principal amount of the Notes of such series validly tendered would cause the relevant Pool Maximum Tender Amount to be exceeded. Furthermore, if a Pool Maximum Tender Amount is reached as of the Early Tender Time, Holders who validly tender Notes within the relevant Pool following the Early Tender Time but at or prior to the Expiration Date will not have any of their Notes within such Pool accepted for purchase unless the relevant Pool Maximum Tender Amount is increased in the sole and absolute discretion of the Company.

Key Dates and Times, Offer Period and Results

Holders of the Notes should note the following dates and times relating to the Offers:
Date	Calendar Date
Commencement Date ...............................................................................	July 29, 2024.
Early Tender Time ..............................................................................	5:00 p.m., New York City time, on August 9, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Withdrawal Deadline	5:00 p.m., New York City time, on August 9, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Early Results Announcement Date ..............................................................................	The first business day after the Early Tender Time, which is expected to be August 12, 2024
Price Determination Date ..............................................................................	10:00 a.m., New York City time, on August 12, 2024.
Early Settlement Date ..............................................................................
In respect of all Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase, the Company expects to make payment on the third business day after the Early Tender Time, August 14, 2024.

Expiration Date ..............................................................................	5:00 p.m., New York City time, on August 26, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Final Tender Results Announcement Date.............................................................................	The first business day after the Expiration Date, which is expected to be August 27, 2024.
Final Settlement Date ............................................................................
In respect of the Notes that are validly tendered after the Early Tender Time and at or prior to the Expiration Date and accepted for purchase, the Company expects the Final Settlement Date to occur on the second business day after the Expiration Date, August 28, 2024.

Holders of Notes are advised to check with any intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, the Offers before the deadlines specified in the Offer to Purchase. The deadlines set by any such intermediary and the applicable Clearing System for participation in the Offers may be earlier than the relevant deadlines specified above.

The acceptance of Notes for purchase is conditional on the satisfaction of the conditions of the Offers as provided in "The Terms of the Offers-Conditions to the Offers" in the Offer to Purchase, including the Financing Condition.

The Company has retained Merrill Lynch International and NatWest Markets Plc as Dealer Managers and Kroll Issuer Services Limited as Information and Tender Agent (the "Information and Tender Agent") for the purposes of the Offers.

Questions regarding procedures for tendering Notes may be directed to the Information and Tender Agent at +44 20 7704 0880 or by email to vodafone@is.kroll.com, Attention: Owen Morris. Questions regarding the Offers may be directed to Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44 207 996 5420 (in London) or by email to DG.LM-EMEA@bofa.com and to NatWest Markets Plc at +1 (800) 231-5830 (toll free) or + 44 20 7678 5222 (in London) or by email to liabilitymanagement@natwestmarkets.com.
This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.
This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for, or otherwise invest in, New Notes in the United States.

The New Notes are not being, and will not be, offered or sold in the United States. Nothing in this announcement constitutes an offer to sell or the solicitation of an offer to buy the New Notes in the United States or any other jurisdiction. Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the United States Securities Act of 1933, as amended (the "Securities Act"). The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

This announcement is being made by each of Vodafone Group Plc and Vodafone International Financing DAC and contains information that qualified or may have qualified as inside information for the purposes of (a) Article 7(1) of the Market Abuse Regulation (EU) 596/2014 ("MAR") as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") ("UK MAR") in so far as it relates to Notes issued by Vodafone and (b) Article 7 of MAR in so far as it relates to Notes issued by VIFD, encompassing information relating to the Offers described above. For the purposes of (a) in respect of Vodafone, UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, and (b) in respect of VIFD, MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Maaike de Bie, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. Each Offer is being carried out in the Republic of Italy ("Italy") as an exempt offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made by and such documents and/or materials have not been approved by an "authorised person" for the purposes of section 21 of the Financial Services and Markets Act 2000 ("FSMA 2000"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (3) those persons who are existing members or creditors of the Company or other persons falling within Article 43(2) of the Financial Promotion Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Financial Promotion Order (all such persons together referred to as "relevant persons"). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

The Offers are not being made, directly or indirectly, and none of this announcement, the Offer to Purchase or any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors as defined in Article 2(e) of the Regulation (EU) 2017/1129 (the "Prospectus Regulation"). None of this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, documents or materials relating to the Offers has been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority ("Autorité des services et marchés financiers"/"Autoriteit voor Financiële Diensten en Markten"). In Belgium, the Offers do not constitute a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids ("loi relative aux offres publiques d'acquisition"/"wet op de openbare overnamebiedingen"), as amended or replaced from time to time. Accordingly, the Offers may not be, and are not being advertised, and this announcement, the Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, have not and will not be distributed or made available, directly or indirectly, to any person located and/or resident within Belgium, other than to "qualified investors" ("investisseurs qualifiés"/"qekwalificeerde belegge"), within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers' affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager's affiliate, as the case may be, on behalf of the Company in such jurisdiction.
Each tendering Holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the section titled "Description of the Offers-Procedures for Tendering Notes-Other Matters" in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Information and Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company's intent, beliefs or current expectations about the future and can be recognised by the use of words such as "expects," "will," "anticipate," or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 29, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary